Exhibit 2.1

TECHNOLOGY LICENSE AND COMMERCIALIZATION AGREEMENT

This TECHNOLOGY LICENSE AND COMMERCIALIZATION AGREEMENT (this “Agreement”) is entered into as of February 23, 2024 (the “Effective Date”), by and between GoLogiq, Inc., a Nevada corporation (“GoLogiq”, “GOLQ”, or “Licensor”) and Recruiter.com Group, Inc., a Nevada corporation (“Recruiter”,“RCRT”, the “Company”, or “Licensee”). Each of GOLQ and RCRT is sometimes referred to individually herein as a “Party” and collectively as the “Parties”.

WHEREAS, RCRT engages in the development of recruitment-related services and technologies; and

WHEREAS, GOLQ owns certain proprietary technology and information relating to the financial technology business, and engages in technology enabled financial services; and

WHEREAS, the Parties wish to replace in its entirety that certain Stock Purchase Agreement dated June 5, 2023 (the “Original Agreement”), as amended on August 29, 2023, (the “August 29 Amendment”) and as amended August 18, 2023 (the “August 18 Amendment”) with this Agreement; and

WHEREAS, RCRT wishes to obtain, and GOLQ is willing to grant to RCRT, a license under GOLQ's proprietary rights in and to such technology and information, including GOLQ's trade secrets, on the terms and conditions set out in this Agreement.

WHEREAS, the Parties desire to enter into this Agreement regarding commercializing Licensed Products; and

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. DEFINITIONS

Whenever used in this Agreement with an initial capital letter, and not defined elsewhere in this Agreement, the terms defined in this Section 1 shall have the meanings specified.

1.1 “Accounting Standards” means the accounting standards applicable to RCRT and its affiliates as reported in their audited financial statements, and may include Generally Accepted Accounting Principles (GAAP) or International Financial Reporting Standards (IFRS)

1.2 “Activities” means any and all activities directed to the marketing and promotion of a Licensed Product and may include pre-launch and post-launch marketing, promoting, distributing, offering to Sell and Selling a Licensed Product, and importing a Licensed Product for Sale.

1.3 “Affiliate” means any corporation, firm, partnership or other entity which directly or indirectly controls or is controlled by or is under common control with a Party to this Agreement. For purposes of this definition, “control” means ownership, directly or through one or more Affiliates, of (a) fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, (b) fifty percent (50%) or more of the equity interests in the case of any other type of legal entity, status as a general partner in any partnership, or (c) any other arrangement whereby a Party controls or has the right to control the Board of Directors or equivalent governing body of a corporation or other entity.

1.4 “GOLQ Technology” means any all Technology and Intellectual Property Rights that are used by GOLQ, or provided by GOLQ for use, pursuant to this Agreement and that is (a) owned by or licensed to GOLQ as of the Effective Date or (b) developed or conceived by employees of, or consultants to, GOLQ on and after the Effective Date in the conduct of activities outside this Agreement.

1.5 “Calendar Quarter” means, with respect to the first such Calendar Quarter, the period beginning on the Effective Date and ending on the last day of the calendar quarter within which such Calendar Quarter falls, and thereafter each successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31.

1.6 “Commercialization” or “Commercialize” means an agreement with a company or individual for the provision of a Licensed Product for monetary value, or Sale thereof.

1.7 “Confidential Information” means and includes but is not limited to any technical and business information, data, trade secrets, software or know how or other related proprietary business information and data, in any case whether such information is provided in tangible or intangible form, written, oral, graphic, pictorial or recorded form or stored on computer discs, hard drives, magnetic tape or digital or any other electronic medium if it is labeled or declared “Confidential” or if a party may reasonably assume that the information received must be treated confidential.

1.9 “First Commercial Sale” means, with respect to any Licensed Product, the first Sale for value or for end-use of such Licensed Product. For purposes of this definition, any Sale to a RCRT affiliate will not constitute a First Commercial Sale unless the affiliate is the last entity in the distribution chain of the Licensed Product.

1.10 “Fiscal Quarter” means one calendar quarter beginning January 1, April 1, July 1, or October 1.

1.11 “Fiscal Year” means the year starting January 1 and ending December 31.

1.12 “Force Majeure” means any occurrence beyond the reasonable control of a Party that prevents or substantially interferes with the performance by the Party of any of its obligations hereunder, if such occurs by reason of any act of God, flood, fire, explosion, pandemic, earthquake, breakdown of plant, shortage of critical equipment, loss or unavailability of manufacturing facilities or material, strike, lockout, labor dispute, casualty or accident, or war, revolution, civil commotion, acts of public enemies, blockage or embargo, or any injunction, law, order, proclamation, regulation, ordinance, demand or requirement of any government or of any subdivision, authority or representative of any such government, if and only if the Party affected shall have used reasonable efforts to avoid such occurrence and to remedy it promptly if it shall have occurred.

1.13 “Intellectual Property Right” means all intellectual property rights worldwide arising under statutory or common law or by agreement and whether or not perfected, now existing or hereafter filed, issued, or acquired, including all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto; all (b) Patent Rights; (c) rights associated with works of authorship including copyrights and mask work rights, including all applications, registrations and renewals thereof; (d) data and database rights; (e) proprietary formulations, proprietary technology, know-how, discoveries, processes, trade secrets, rights in unpatented know-how; (f) all computer software (including data and related documentation), whether purchased, licensed or internally or jointly developed; (g) any other intellectual or industrial property rights or improvements of any nature whatsoever, including moral rights; and (h) any right analogous to those set forth herein and any other proprietary rights relating to intangible property.

1.16 “Licensed Field” means the any business sector for which the GOLQ Technology can be used.

1.17 “Licensed Product” means any product, component, or service which incorporates, results from, or embodies any Licensed Trade Secrets or GOLQ Technology, including all GOLQ Technology and products listed in Schedule A.

1.18 "Licensed Trade Secrets" means Licensor's proprietary rights in and to the GOLQ Technology under applicable national, international, or state trade secret law.

1.19 “Machine Learning and/or Artificial Intelligence” means computer systems able to perform tasks that normally require human intelligence, including a system or model that is intended to generate data, mine data, identify patterns in data, or produce insights or correlations, or make predictions, recommendations, or decisions, or that operates using machine learning, logic, knowledge-based approaches, or other approaches designed to approximate significantly enhanced cognitive abilities.

1.20 “Net Sales” means gross amount invoiced by Licensee or any of its Affiliates or sublicensees for the sale of Licensed Products less the sum of: discounts allowed in amounts customary in the trade; tariff duties; sales, use, or value-added taxes; costs of packing, transportation, and insurance; and amounts allowed or credited on returns. Transfers of Licensed Products to an Affiliate or a sublicensee for internal use (but not resale) by the Affiliate or sublicensee will be treated as sales by Licensee at Licensee's list price. Net Sales do not include sales or transfers by Licensee to its Affiliates or sublicensees for resale; provided that the Net Sales calculation will include the amounts invoiced by such Affiliate or sublicensee on the resale of such Licensed Products.

1.21 “Patent Rights” means the rights and interests in and to issued patents and pending patent applications (which for purposes of this Agreement shall be deemed to include certificates of invention, applications for certificates of invention and priority rights) in any country in the Territory, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, and renewals, all letters patent granted thereon, and all reissues, reexaminations and extensions thereof.

1.22 “Payment Term” means the period commencing on the First Commercial Sale of such Licensed Product and continuing until the expiration or termination of this Agreement.

1.23 “Sale”, “Sold” or “Sell” means any transaction for value, including but not limited to, the sale, license, sublicense, lease, other transfer or in the case of a service, the performance.

1.24 “Sublicensee” means any Third Party (other than an Affiliate) to which RCRT, or its Sublicensees, grants (directly or indirectly) a license or sublicense of some or all of the rights granted to RCRT under Section 2.1, to the extent permitted in this Agreement.

1.25  “Technology” means (i) all know-how, technology, inventions, discoveries, ideas, processes, methods, designs, plans, instructions, specifications, formulas, testing and other protocols, settings, and procedures, vendor and supply chain contacts and information, and other confidential or proprietary technical, scientific, engineering, business, or financial information; and (ii) all documentation, materials, and other tangible embodiments of any of the foregoing, in any form or medium, including papers, invention disclosures, laboratory notebooks, notes, drawings, flowcharts, diagrams, descriptions, manuals, and prototypes.

1.26 “Territory” means worldwide.

1.27 “Third Party” means any person or entity other than GOLQ and RCRT and their respective Affiliates.

2. LICENSE

2.1 Grant. Subject to the terms and conditions of this Agreement, GOLQ hereby grants to RCRT a worldwide, exclusive license during the Term and in the Licensed Field, including the right to sublicense, to use the Licensed Trade Secrets and GOLQ Technology, to (i) use, sell, distribute for sale, have distributed for sale, offer for sale, have sold, import and have imported Licensed Products and (ii) to develop, have developed, make, have made Licensed Products that are derived from Licensed Products developed during the Term, and any improvements made following the Term.

2.2 Exclusivity. For each Licensed Product, the license granted in Section 2 shall be exclusive for the Term.

2.3. Supersedes Stock Purchase Agreement. This Agreement supersedes and replaces in its entirety the Original Agreement, as amended by the August 29 Amendment, and as amended by the August 18 Amendment.

3. LICENSED PRODUCTS

3.1 Responsibility for Activities of Licensed Products. RCRT shall have the sole right and responsibility for all aspects of Licensed Products Activities in the Territory.

3.2 Compliance with Laws. RCRT shall comply with all applicable laws and regulations in the Territory in exercising its rights and performing its obligations under this Agreement. Without limiting the foregoing, RCRT shall comply with all applicable laws and regulations concerning the export or re-export of any Licensed Product and any associated technical data, materials, or information, including any requirements for obtaining an export license or other governmental approval.

4. TREATMENT OF CONFIDENTIAL INFORMATION; PUBLICITY.

4.1 Confidentiality

4.1.1 Nondisclosure and Non-Use. During the Term of this Agreement and for three (3) years thereafter, each of GOLQ and RCRT shall keep Confidential Information of the other Party confidential and shall not (i) use the other Party’s Confidential Information for any use or purpose not expressly permitted under this Agreement, and (ii) disclose the other Party’s Confidential Information to anyone other than those of its agents, employees, and consultants who need to know such Confidential Information for purposes expressly permitted under this Agreement. Any agent, employee or consultant who receives Confidential Information pursuant to clause (ii) in the foregoing sentence shall be bound by written obligations of confidentiality and non-use with respect to the Confidential Information that are no less stringent than the obligations set forth in this Agreement. The recipient Party covenants and agrees that it will employ all reasonable efforts to maintain all of the disclosing Party’s Confidential Information secret and confidential, such efforts to be made with no less than the degree of care employed by such recipient Party to prevent unauthorized use or disclosure of recipient Party’s own confidential information (and in no event less than a reasonable standard of care).

4.1.2 Exceptions. The confidentiality and non-use obligations set forth in Section 4.1.1 shall not apply to Confidential Information that the recipient Party can establish by written records (i) was in the recipient Party’s possession or known to recipient Party (as shown by its written records) prior to its receipt from the other Party; (ii) is generally available to the public or becomes available to the public other than as a result of a previous breach of this confidentiality undertaking by recipient Party; (iii) was legally received from a third party under no obligation of confidentiality with respect to such information of the disclosing Party and authorized to make such disclosure; or (iv) was independently developed by or on behalf of the receiving Party without use of or reference to the disclosing Party’s Confidential Information, as demonstrated by documentary evidence prepared contemporaneously.

4.1.3 Authorized Disclosure. Either Party may disclose Confidential Information of the other Party to the extent necessary to comply with applicable law, regulation or court order, provided that such Party shall provide copies of the disclosure reasonably in advance of such filing or other disclosure for the other Party’s prior review and comment, and such other Party shall provide its comments as soon as practicable.

4.2 Publicity. Upon execution of this Agreement, the Parties shall mutually agree on content and then issue a joint press release announcing this Agreement.

4.3 Use of Name. RCRT shall have the right to use the associated trademarks and tradenames of the GOLG Technology.

4.4 Remedies. The provisions of this Section 4 are necessary for the protection of the business and goodwill of the Parties and are considered by the Parties to be reasonable for such purpose. Each Party agrees that any breach of this Agreement by it may cause the other Party substantial and irreparable harm and, therefore, in the event of any such breach, in addition to other remedies that may be available to the disclosing Party, the disclosing Party shall have the right to seek specific performance and other injunctive and equitable relief.

5. PAYMENTS

5.1	Payments.

5.1.1 Upfront Payment. RCRT will issue to GOLQ such number of shares of RCRT common stock that represents 19.99% of the number of issued and outstanding shares of the RCRT common stock on the Business Day prior to the Effective Date (the “Shares”).  Following the issuance of the Shares, GOLQ will own 16.66% of the issued and outstanding shares of the RCRT common stock. For the avoidance of doubt, the total aggregate transaction value shall equal the value of the Shares as of the Effective Date.

5.1.2 Royalty. RCRT shall pay to GOLQ a royalty of eight percent (8%) of Net Sales of Licensed Products in the Territory during the Term.

5.1.3 Option to Purchase.  GOLQ hereby grants to RCRT the option to purchase the GOLQ Technology and the Licensed Products for a purchase price of $400,000 for the duration of the Term.   If RCRT elects to exercise this option, RCRT acknowledges that such exercise may be subject to shareholder approval by the shareholders of GOLQ at the time of election, but only if required under applicable law or regulation.

5.2 Payment Dates and Reports. Payments under Section 5.1.2 shall be paid by RCRT within forty-five (45) days after the end of each Fiscal Quarter in which such Net Sales and/or Sublicensing Income are made and payments to RCRT are owed hereunder. Each such payment shall be accompanied by a report showing the Net Sales of each Licensed Product Sold by RCRT or an Affiliate of RCRT, in each country, the applicable royalty rate for such Licensed Product, and a calculation of the amount of royalty, plus all Sublicensing Income received by RCRT or an Affiliate of RCRT, the applicable rate and amount paid to RCRT and its Affiliates therefor.

5.3 Payment Term. RCRT shall pay royalties and other payments under Section 5.1.2 with respect to each Licensed Product on a country-by-country and Licensed Product-by-Licensed Product basis during the Payment Term.

5.4 Records; Audit Rights. RCRT and its Affiliates and Sublicensees shall keep for three (3) years from the date of each payment of royalties and other payments under Section 5.1 complete and accurate records of Sales by RCRT and its Affiliates and Sublicensees of each Licensed Product, in sufficient detail to allow the accruing royalties to be determined accurately. GOLQ shall have the right for a period of three (3) years after receiving any such report or statement, to appoint at its expense, an independent certified public accountant reasonably acceptable to RCRT to inspect the relevant records of RCRT and its Affiliates and Sublicensees to verify such report or statement. RCRT and its Affiliates and Sublicensees shall each make its records available for inspection by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from GOLQ, solely to verify the accuracy of the reports and payments. Such inspection right shall not be exercised by GOLQ more than once in any Fiscal Year nor more than once with respect to Sales of any Licensed Product in any given period. GOLQ agrees to hold in strict confidence all information concerning such payments and reports, and all information learned in the course of any audit or inspection, except to the extent necessary for GOLQ to reveal such information in order to enforce its rights under this Agreement or if disclosure is required by law. The results of each inspection, if any, shall be binding on both Parties. GOLQ shall pay for such inspections, except that in the event there is any upward adjustment in the aggregate royalties, payable for any Fiscal Year shown by such inspection of more than twenty-five percent (25%) of the amount paid, RCRT shall pay for such inspection.

5.5 Overdue Payments. All royalties and other payments under Section 5.1 not paid within the time period set forth in Section 5 shall bear interest at a rate of one and a half percent (1.5%) per month from the due date until paid in full; provided that, in no event shall such annual rate exceed the maximum interest rate permitted by law in regard to such payments. Such royalty or other payment when made shall be accompanied by all interest so accrued.

5.6 Withholding Taxes. All payments made by RCRT hereunder shall be made free and clear of any taxes, duties, levies, fees or charges, except for withholding taxes (to the extent applicable). RCRT shall make any applicable withholding payments due on behalf of GOLQ and shall promptly provide GOLQ with written documentation of any such payment sufficient to satisfy the requirements of the United States Internal Revenue Service relating to an application by GOLQ for a foreign tax credit for such payment. If by law, regulations or fiscal policy of a particular country in the Territory, remittance of royalties or other payments in United States Dollars is restricted or forbidden, written notice thereof shall promptly be given to GOLG, and such payment shall be made by the deposit thereof in local currency to the credit of GOLQ in a recognized banking institution designated by GOLQ by written notice to RCRT. When in any country in the Territory the law or regulations prohibit both the transmittal and the deposit of royalties or other payments, on Sales in such country, such payments shall be suspended for as long as such prohibition is in effect and as soon as such prohibition ceases to be in effect, all royalties or other payments that RCRT would have been under an obligation to transmit or deposit but for the prohibition shall forthwith be deposited or transmitted, to the extent allowable.

5.7 Foreign Currency Exchange. All royalties or other payments shall be payable in full in the United States in United States Dollars, regardless of the countries in which Sales are made. Any Sales of Licensed Products incurred in a currency other than United States Dollars shall be converted to the United States Dollars equivalent using a rate of exchange that corresponds to the rate used by RCRT or any of its Affiliates or Sublicensees recording such receipt or expenditure, for the respective reporting period, related to recording such Net Sales or expenses in its books and records that are maintained in accordance with accounting standards. If such Party is not required to perform such currency conversion for its accounting standards reporting with respect to the applicable period, then for such period such party shall convert its amounts received and expenses incurred into United States Dollars using exchange rates published by the U.S. Federal Reserve. For exchange rates not published by the U.S. Federal Reserve an alternative source will be agreed between the Parties.

6. INTELLECTUAL PROPERTY RIGHTS

6.1 Ownership.

6.1.1 Ownership of Existing Technologies. GOLQ shall retain all right, title and interest in and to GOLQ Technology (subject to those licenses granted by GOLQ to RCRT under this Agreement) and GOLQ’s Confidential Information, and no right, license, title or interest therein is transferred or granted to RCRT except for those licenses and rights granted to RCRT as provided in this Agreement.

6.1.2 Licensed Products. GOLQ owns the Licensed Products and the Intellectual Property Rights therein, except for those licenses granted by GOLQ to RCRT by this Agreement.

7. FILING, PROSECUTION AND MAINTENANCE OF PATENT RIGHTS

7.1 Patent Filing, Prosecution and Maintenance.

7.1.1 Patent Filing. During the Term of this Agreement, with respect to any Patent Rights of Licensed Products arising hereunder:

(a) GOLQ, at its sole expense and acting through patent attorneys or agents of its choice, shall be responsible for, but not required to undertake, the preparation, filing, prosecution and maintenance of all Patent Rights relating to Licensed Products. At GOLQ’s request, RCRT shall reasonably cooperate with and assist GOLQ, at GOLQ’s expense, in connection with such activities.

(b) Except as expressly provided in Section 9, neither Party makes any warranty with respect to the validity, perfection or dominance of any patent or other proprietary right or with respect to the absence of rights in third parties which may be infringed by the manufacture or Sale of any Licensed Product.

7.1.2 Information and Cooperation. GOLQ shall keep RCRT informed of the status of the Patent Rights for which it is responsible in accordance with this Section 7.

7.2 Legal Action.

7.2.1 Actual or Threatened Infringement.

(a) In the event either Party becomes aware of any possible infringement or unauthorized possession or use of any Licensed Product(s) (collectively, an “Infringement”), that Party shall promptly notify the other Party and provide it with details (an “Infringement Notice”).

(b) GOLQ shall have the first right and option, but not the obligation, to prosecute or prevent the Infringement of the Intellectual Property Rights in Licensed Products, at GOLQ’s sole discretion and sole risk, cost and expense. If GOLQ does not commence an action to prosecute, or otherwise take steps to prevent or terminate the Infringement within ninety (90) days from any Infringement Notice, then RCRT shall have the right and option, but not the obligation, to take such action as RCRT will consider appropriate to prosecute or prevent such Infringement.

(c) In the event of an infringement of Intellectual Property Rights in a Licensed Product, GOLQ shall determine whether and how to prosecute or prevent the Infringement. If RCRT chooses to participate in such prosecution, then each Party shall bear an equal share of the cost of any proceeding or suit in connection with such action under this Section 7.2.1(c). An equal share of all sums recovered in such suit or settlement shall be received by each Party. RCRT shall have the right to be represented by counsel of its own selection in any suit instituted under this Section by GOLQ for Infringement. If GOLQ lacks standing and RCRT has standing to bring any such suit, action or proceeding, then RCRT shall bring such suit at the request and expense of GOLQ. In any action under this Section 7.2.1, the Parties shall fully cooperate with and assist each other.

7.2.2 Defense of Claims.

(a) In the event that any action, suit or proceeding is brought against RCRT or GOLQ or any Affiliate or sublicensee of either Party alleging the infringement of the intellectual property rights of a Third Party by reason of the discovery, development, manufacture, use, Sale, importation or offer for Sale of a Licensed Product or use of GOLQ Technology in the discovery, development, Activities, manufacture, use, Sale, offer for Sale, or importation of a Licensed Product, GOLQ shall have the sole right and obligation to defend itself and RCRT in such action, suit or proceeding at its sole expense. RCRT shall have the right to separate counsel at its own expense in any such action or proceeding.

(b) The Parties shall cooperate with each other in the defense of any such suit, action or proceeding. Subject to the foregoing, each Party shall have the option to assume control of the defense of any action, suit or proceeding which principally relates to the use of such Party’s own technology or data. The Parties will give each other prompt written notice of the commencement of any such suit, action or proceeding or claim of infringement and will furnish each other a copy of each communication relating to the alleged infringement.

(c) Neither Party shall compromise, litigate, settle or otherwise dispose of any such suit, action or proceeding which involves the use of the other’s technology, data or Patent Rights without the other Party’s advice and prior consent, provided that the Party not defending the suit shall not unreasonably withhold its consent to any settlement which does not have a material adverse effect on its business. If the defending Party agrees that the other Party should institute or join any suit, action or proceeding pursuant to this Section, the defending Party may at its expense, join the other Party as a Party to the suit, action or proceeding, and the Party so joined shall execute all documents and take all other actions, including giving testimony, which may reasonably be required in connection with the prosecution of such suit, action or proceeding.

(d) If as a consequence of such action, suit or proceeding by a Third Party claiming that the discovery, development, manufacture, use or Sale of a Licensed Product infringes such Third Party’s intellectual property rights, the Parties shall examine and discuss in good faith the consequences of such prohibition or restriction or other conditions on this Agreement and on possible modifications thereto.

8. TERMINATION

8.1 Term. This Agreement shall commence on the Effective Date and shall continue in effect for a period of ten (10) years unless earlier terminated in accordance with the provisions of this Section 8 (the “Term”) and shall automatically renew for successive two (2) year terms (each, a “Renewal Term”) unless terminated by the Company with thirty (30) days written notice prior to the commencement of a new term.  In the event that the Company exercises its option not to renew the licenses granted to RCRT pursuant to Section 2.1, then the Company shall assign all rights to the GoLogiq Technology back to GOLQ and shall take all steps to evidence, record and perfect such transfer.

8.2 Termination. This Agreement may be terminated at any time by either Party as follows:

8.2.1 Termination for Breach. In the event that either Party defaults or breaches any material term of this Agreement on its part to be performed or observed, the other Party shall have the right to terminate this Agreement by giving ninety (90) days’ written notice to the defaulting Party in the case of a breach of this Agreement; provided, however, that in the case of a default or breach capable of being cured, if the said defaulting Party shall cure the said default or breach within such ninety (90) days after the said notice shall have been given, then the said notice shall not be effective.

8.2.2 Termination for Insolvency. In the event that either Party files for protection under bankruptcy laws, makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver, trustee, or similar agent over its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not discharged within one hundred eighty (180) days of the filing thereof, then the other Party may terminate this Agreement effective immediately upon written notice to such Party.

8.2.3 Consequences of Termination. In the event of termination of this Agreement by GOLQ pursuant to Section 8.2.1 above, the licenses granted to RCRT pursuant to Section 2.1 shall immediately terminate. In the case that RCRT disputes such conditions, the Dispute Resolution process under Section 11 shall proceed. Unless in the case of such Dispute Resolution, each Party shall within thirty (30) days of the termination date, destroy, or at the other Party’s request return, all of the other Party’s Confidential Information (other than with respect to maintaining one (1) archival copy of such Confidential Information related thereto for its legal files, for the sole purpose of determining its obligations under this Agreement), and shall provide the other Party with certification by an officer that all such Confidential Information and materials have been destroyed or returned, as appropriate.

8.3 Surviving Provisions. Termination and expiration of this Agreement for any reason shall be without prejudice to:

(a) the rights and obligations of the Parties provided in Sections 3.2, 8.2.3, 8.3 and Section 4, 5, 6, 7, 10, 11, and 12, all of which shall survive such termination;

(b) GOLQ’s rights to receive royalties and other payments under Section 5.1 for the duration of any applicable Payment Term; and

(c) any other rights or remedies provided at law or equity which either Party may otherwise have against the other.

9. REPRESENTATIONS AND WARRANTIES

9.1  Mutual Representations. Each Party represents and warrants to the other Party that, as of the Effective Date: (i) it is duly organized, validly existing, and in good standing under the laws of the state or jurisdiction of its organization; (ii) it has the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder; (iii) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action of such Party; and (iv) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms.

9.2 Licensor Representations. Licensor represents and warrants that: (i) Licensor owns the entire right, title, and interest in and to the Licensed Trade Secrets and GOLQ Technology; and (ii) Licensor has the right to grant the license and other rights hereunder.

9.3 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 9, LICENSOR DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, CONCERNING THE LICENSED TRADE SECRETS AND THE TECHNOLOGY, INCLUDING AS TO THE ACCURACY, COMPLETENESS, OR USEFULNESS FOR ANY PURPOSE OF THE LICENSED TRADE SECRETS AND GOLQ TECHNOLOGY. LICENSOR SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, AND NON-INFRINGEMENT AND WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE, OR TRADE PRACTICE. GOLQ DOES NOT MAKE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE GOLQ TECHNOLOGY, INCLUDING WITHOUT LIMITATION, THE SALE OF LICENSED PRODUCTS OR OTHER, USE, ACTIVITIES OR OTHER EXPLOITATION OF THE LICENSED PRODUCTS OR DELIVERABLES, THAT IT WILL NOT INFRINGE OR MISAPPROPRIATE ANY PATENT OR OTHER PROPRIETARY RIGHT OF ANY THIRD PARTY. ANY WARRANTY MADE BY RCRT TO ITS CUSTOMERS, USERS OF ANY LICENSED PRODUCT OR ANY OTHER THIRD PARTY ARE MADE BY RCRT ALONE AND SHALL NOT BIND GOLQ OR BE DEEMED OR TREATED AS HAVING BEEN MADE BY GOLQ.

9.4 Restrictions on Transfer of the Shares.

                9.4.1       GOLQ’s Representations. In connection with the issuance and acquisition of Shares under this Agreement, GOLQ hereby represents and warrants to the Company as follows:

(a)         GOLQ is acquiring and will hold the Shares for investment for GOLQ’s account only and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Securities Act.

(b)         GOLQ understands that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom and that the Shares must be held indefinitely, unless they are subsequently registered under the Securities Act or GOLQ obtains an opinion of counsel, in form and substance satisfactory to the Company and its counsel, that such registration is not required. GOLQ further acknowledges and understands that the Company is under no obligation to register the Shares.

(c)         GOLQ is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited “broker’s transaction,” and the amount of securities being sold during any three-month period not exceeding specified limitations. GOLQ acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

(d)         GOLQ will not sell, transfer or otherwise dispose of the Shares in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act. GOLQ agrees that GOLQ will not dispose of the Shares unless and until GOLQ has complied with all requirements of this Agreement applicable to the disposition of Shares and GOLQ has provided the Company with written assurances, in substance and form satisfactory to the Company, that (A) the proposed disposition does not require registration of the Shares under the Securities Act or all appropriate action necessary for compliance with the registration requirements of the Securities Act or with any exemption from registration available under the Securities Act (including Rule 144) has been taken and (B) the proposed disposition will not result in the contravention of any transfer restrictions applicable to the Shares under state securities law.

(e)         GOLQ has been furnished with, and has had access to, such information as GOLQ considers necessary or appropriate for deciding whether to invest in the Shares, and GOLQ has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

(f)         GOLQ is aware that GOLQ’s investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. GOLQ is able, without impairing GOLQ’s financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of GOLQ’s investment in the Shares.

9.4.2. Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates or the imposition of stop transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

9.4.3   Rights of the Company. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Agreement.

9.4.4   Successors and Assigns. Except as otherwise expressly provided to the contrary, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and be binding upon GOLQ and GOLQ’s legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person has become a party to this Agreement or has agreed in writing to join herein and to be bound by the terms, conditions and restrictions hereof.

9.4.5.  Legends. All certificates evidencing the Shares shall bear the following legends:

“THE SHARES REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE TERMS OF A WRITTEN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER OF THE SHARES (OR THE PREDECESSOR IN INTEREST TO THE SHARES). SUCH AGREEMENT GRANTS TO THE COMPANY CERTAIN RIGHTS OF FIRST REFUSAL UPON AN ATTEMPTED TRANSFER OF THE SHARES. THE SECRETARY OF THE COMPANY WILL UPON WRITTEN REQUEST FURNISH A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE.”

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

If required by the authorities of any State in connection with the issuance of the Shares, the legend or legends required by such State authorities shall also be endorsed on all such certificates

10. INDEMNIFICATION

10.1  By GOLQ. GOLQ shall indemnify, defend, and hold harmless Licensee and its Affiliates, and each of Licensee's and its Affiliates' respective officers, directors, employees, and agents against all losses, damages, liabilities, costs (including reasonable attorneys' fees) ("Losses") resulting from any third-party claim, suit, action, or other proceeding ("Third-Party Claim") arising out of GOLQ's breach of any representation, warranty, covenant, or obligation under this Agreement.

10.2 By RCRT. RCRT shall indemnify, defend, and hold harmless GOLQ and its Affiliates, and each of Licensor's and its Affiliates' respective officers, directors, employees, and agents against all Losses resulting from: (i) any unauthorized use or disclosure of the GOLQ Technology or Licensed Trade Secrets; or (ii) any Third-Party Claim arising out of: (i) RCRT's breach of any representation, warranty, covenant, or obligation under this Agreement; or (ii) any bodily injury, death of any person, or damage to real or tangible personal property caused by any Licensed Product; in each case except to the extent attributable to GOLQ's breach of any representation or warranty under this Agreement or GOLQ's gross negligence or willful misconduct.

10.3 Reserved.

10.4 Conditions to Indemnification. A Party seeking indemnification under this Section 10 (the “Indemnified Party”) shall give prompt notice of the Claim to the other Party (the “Indemnifying Party”) and, provided that the Indemnifying Party is not contesting the indemnity obligation, shall permit the Indemnifying Party to control any litigation relating to such Claim and disposition of any such Claim, provided that the Indemnifying Party shall act reasonably and in good faith with respect to all matters relating to the settlement or disposition of any Claim as the settlement or disposition relates to Parties being indemnified under this Section 10 and provided, further, that the Indemnifying Party shall not settle or otherwise resolve any Claim without prior notice to the Indemnified Party and the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement involves anything other than the payment of money by the Indemnifying Party. The Indemnified Party shall cooperate with the Indemnifying Party in its defense of any Claim for which indemnification is sought under this Section 10.

10.5 Reserved.

10.6 Limited Liability.  EXCEPT FOR INDEMNIFICATION OBLIGATIONS AND LIABILITY FOR BREACH OF CONFIDENTIALITY, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT FOR ANY LOSS OF USE, REVENUE, OR PROFIT OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, OR PUNITIVE DAMAGES, WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

11. DISPUTE RESOLUTION

11.1 Arbitration. All disputes or claims arising between the Parties in connection with, or under, this Agreement, the construction thereof, or the rights, duties or liabilities of either Party, and which dispute cannot be amicably resolved by the good faith efforts of the senior executives of the Parties within thirty (30) days of submission of such dispute to the executives, shall be resolved by binding arbitration in accordance with the Rules for Arbitration of the American Arbitration Association. The arbitration panel shall be composed of a single arbitrator. The seat and venue of the arbitration shall be New York, NY. Judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. Either Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction or the arbitrator, any interim or provisional relief that is necessary to protect the rights or property of that Party, pending the arbitrators’ determination of the merits of the controversy.

12. MISCELLANEOUS

12.1 Notices. All notices and communications shall be in writing mailed via certified mail, return receipt requested, courier, or e-mail with acknowledgment of receipt by reply e-mail addressed as follows, or to such other address as may be designated from time to time:

If to GOLQ:

GoLogiq Inc.

85 Broad Street

16-079

NY, NY 10004

Attention: Brent Suen
Telephone: 808 829-1057
Email: brent@gologiq.com

with a copy (which shall not constitute notice) to:

Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

Attention: Scott Kline

Email: scott@klinelawgroup.com

If to RCRT:

Recruiter.com Group, Inc.

123 Farmington Avenue

Suite 252, Bristol CT 06010

Attention: Miles Jennings

Telephone: (860) 302-6720

Email: miles@recruiter.com

Except as otherwise expressly provided in this Agreement or in writing by both Parties, any notice, communication or payment required to be given or made shall be deemed given or made and effective (i) when delivered personally; (ii) when delivered by telex or telecopy (if not a payment ); (iii) when received if sent by overnight express or mailed by certified, registered or regular mail, postage prepaid, addressed to parties at their address stated below; or (iv) to the extent such notice may be sent via e-mail, upon reply e-mail to the sender, or to such other address as such Party may designate by written notice in accordance with accordance with the provisions of this Section 12.1.

12.2 Governing Law. This Agreement shall be governed by and interpreted in accordance with the substantive laws of the State of Nevada (without regard to the conflict of laws provision thereof).

12.3 Entire Agreement; Amendment. This Agreement, together with all Schedules and any other documents incorporated herein by reference, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. No amendment to this Agreement will be effective unless it is in writing and signed by both Parties. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the waiving Party. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

12.4 Waiver. The failure on the part of a Party to exercise or enforce any rights conferred upon it hereunder shall not be deemed to be a waiver of any such rights nor operate to bar the exercise or enforcement thereof at any time or times hereafter.

12.5 Severability. If any term, covenant or condition of this Agreement shall, to any extent, be held to be invalid or unenforceable, then the remainder of this Agreement other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by applicable law.

12.6 Parties in Interest. Except as set forth in Sections 10.1 and 10.2 hereof, nothing in this Agreement (express or implied) is intended to or shall confer upon any third party any rights, benefits or remedies of any nature whatsoever by reason of this Agreement.

12.7 Prevailing Party. In the event of any legal action, arbitration, or other proceeding arising out of or relating to this Agreement, the prevailing party shall be entitled to recover its reasonable attorney’s fees and court costs from the non-prevailing party.

12.8 Assignment and Successors. Neither this Agreement nor any interest hereunder shall be assignable by either Party without the prior written consent of the other Party; provided, that either Party may assign this Agreement and all of its rights and obligations hereunder, without such prior written consent, to an entity which acquires all or substantially all of the business or assets of such Party (or the business or assets to which this Agreement pertains) whether by merger, consolidation, reorganization, acquisition, sale or otherwise. This Agreement shall be binding upon the successors and permitted assigns of the Parties. Any assignment not in accordance with this Section 12.8 shall be null and void.

12.9 Independent Contractors. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement creates any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the parties, and neither Party has authority to contract for or bind the other party in any manner whatsoever.

12.10 Force Majeure. Neither GOLQ nor RCRT shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither shall be deemed in breach of its obligations, if such failure or delay is due to a Force Majeure. In event of such Force Majeure event, the Party affected thereby shall use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.

12.11 Interpretation. The Parties hereto acknowledge and agree that: (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to all Parties hereto and not in a favor of or against any Party, regardless of which Party was generally responsible for the preparation of this Agreement.

12.12 Further Assurances. Each of RCRT and GOLQ agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including, without limitation, the filing of such additional assignments, agreements, documents and instruments, that may be necessary or as the other Party hereto may at any time and from time to time reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes of, or to better assure and confirm unto such other Party its rights and remedies under, this Agreement.

12.13 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Recruiter.com Group, Inc.

By:

Name:

Title:

GoLogiq, Inc.

By:

Name:

Title:

EXHIBIT A

LICENSED TECHNOLOGY AND PRODUCTS

SMB e-Commerce Products

Since 2017, CreateApp has been focused on enabling mobile commerce via its enhanced platform offered on a Platform-as-a-Service (“PaaS”) basis, along with its e-wallet initiative. GOLQ has the following e-Commerce products and technologies (each of which is described below): (i) CreateApp, (ii) Paylogiq; (iii) Gologiq, and (iv) Radix.

CreateApp

CreateApp, GOLQ’s core technology product and PaaS, is a mobile app development and publishing platform for small and medium sized businesses (“SMBs”), allowing them to create mobile apps for their business without the need of technical knowledge, high investment, or background in IT. Focused on providing a comprehensive online presence for micro and small businesses, this platform offers 25 different functions across 12 languages.

CreateApp has evolved since 2017 to capitalize on the immediate opportunity for developing a larger network of valuable users and merchants by developing services that will enable the adoption of mobile commerce across Greater South East Asia and the United States. The platform enhancements have taken GOLQ technology from a standalone “do-it-yourself” (“DIY”) app builder to an enhanced platform built to enable mobile commerce by empowering users to create their own e-commerce and mobile-commerce ecosystem.

Paylogiq (known as AtozPay)

Launched in late 2017 as an e-wallet initiative, Paylogiq is a consumer facing product offering that supports the PaaS strategy developed by the enhancements to the CreateApp platform by providing payment capabilities to users of the platform. Paylogiq is designed to be a robust and universal payment platform, and its growth is therefore not limited to CreateApp PaaS customers alone.

Gologiq (known as AtozGo)

Gologiq is a PaaS platform that provides mobile payment capabilities for the local food delivery service industry. Launched in the fall of 2019 in Jakarta, Indonesia, it is a ‘hyper-local’ app-based delivery system and a unique pedestrian-powered approach to urban food delivery.

Radix™

GoLogiq’s Radix™, a Big Data analytics platform, extracts and leverages data from multiple sources and applies artificial intelligence (“AI”) algorithms to evaluate trends and create predictive behavior associated with them. Radix™ has previously been utilized by GoLoqiq on projects to determine online buying habits of urban dwellers.